Exhibit 99-1
                                                                    ------------

[GRAPHIC OMITTED]

     KOOR INDUSTRIES TO COMPLETE SALE OF SHERATON MORIAH ON APRIL 26, 2007

Tel Aviv, Israel - April 19, 2007 - Koor Industries Ltd. (NYSE: KOR) ("Koor") a leading Israeli holding company announced today, following the agreement announced on December 17, 2007 between Koor and Azorim Development and Construction Co. Ltd. for the sale of Koor's entire 56.5% shareholding in Sheraton Moriah Israel Ltd., and additional press releases issued on the agreement since, that the parties to the agreement agreed that the closing of the transaction will be on April 26, 2007.

The closing of the transaction is still subject to the fulfillment of certain conditions precedent and the receipt of certain confirmations outlined in the agreement.


ABOUT KOOR INDUSTRIES

Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                                IR CONTACTS
Oren Hillinger, Finance Director               Ehud Helft / Kenny Green
Koor Industries Ltd.                           GK Investor Relations
Tel: 972 3  607 - 5111                         Tel: 1 866 704 - 6710
Fax: 972 3  607 - 5110                         Fax: 972 3 607 - 4711
oren.hillinger@koor.com                        info@gkir.com


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.